UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 29, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures:  A press release dated December 28, 2011 announcing that Turkcell has decided to increase the capital of Turktell Bilisim by TRY 276,019,000 to TRY 1,111,518,123 and the capital of Turktell Uluslararasi by TRY 7,596,676 to TRY 1,346,822,281.

December 28, 2011

TURKCELL ANNOUNCEMENT ON TURKTELL BILISIM SERVISLERI A.S. AND TURKTELL ULUSLARARASI YATIRIM HOLDING A.S.

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                     Istanbul Stock Exchange

    ISTANBUL

Special Subjects:

At the General Meetings of our 100% owned subsidiaries Turktell Bilisim Servisleri A.S. (“Turktell Bilisim”) and Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), it has been decided to increase their respective capital through the addition of capital advance payments made during 2011, in line with the previous decisions of Turkcell’s Board of Directors.

Accordingly, it has been decided to increase Turktell Bilisim’s capital by TRY 276,019,000 to TRY 1,111,518,123, and Turktell Uluslararasi’s capital by TRY 7,596,676 to TRY 1,364,822,281.

These increases constitute the capital advance payments made by Turkcell for the financing of Group Companies, mainly Turkcell Superonline, and relate to previous periods. Therefore, there will be no new cash outflow.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 29, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 29, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head